Exhibit 99.1

February 18, 2022

● Nova Scotia Securities Commission	● Saskatchewan Financial and Consumer Affairs Authority
● Alberta Securities Commission	● New Brunswick Financial and Consumer Services Commission
● Manitoba Securities Commission	● British Columbia Securities Commission
● Ontario Securities Commission	● Autorité des marchés financiers
● Superintendent of Securities, Prince Edward Island	● Superintendent of Securities, Yukon Territory
● Superintendent of Securities, Northwest Territories	● Toronto Stock Exchange
● Superintendent of Securities, Nunavut	● New York Stock Exchange
● Securities Commission of Newfoundland and Labrador

RE: Enerplus Corporation

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 5, 2022
Record date for notice:	March, 18. 2022
Record date for voting:	March 18, 2022
Beneficial ownership determination date:	March 18, 2022
Securities entitled to notice:	Common Shares
Securities entitled to vote:	Common Shares
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

TSX TRUST COMPANY

1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800TSXTRUST.COM